UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-30690 / September 18, 2013

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In the Matter of

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, ET AL.
720 East Wisconsin Avenue
Milwaukee, WI 53202

(812-14128)

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ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY
ACT OF 1940 GRANTING APPROVAL OF SUBSTITUTIONS AND AN ORDER
PURSUANT TO SECTIONS 17(b) OF THE ACT GRANTING EXEMPTION FROM
THE PROVISIONS OF SECTION 17(a).

The Northwestern Mutual Life Insurance Company (the "Company"), NML Variable
Annuity Account A, NML Variable Annuity Account B, NML Variable Annuity Account
C, Northwestern Mutual Variable Life Account and Northwestern Mutual Variable Life
Account II (collectively, the "Section 26 Applicants") and Credit Suisse Trust (together
with the Section 26 Applicants, the "Section 17 Applicants"), filed an application on
March 6, 2013, and an amended and restated application was filed on July 12, 2013. The
Section 26 Applicants sought an order pursuant to Section 26(c) of the Investment
Company Act of 1940 ("1940 Act" or "Act") approving the substitution of shares of the
Commodity Return Strategy Portfolio, a series of Credit Suisse Trust, for shares of the
Commodities Return Strategy Portfolio, a series of the Northwestern Mutual Series Fund,
Inc., under each of the variable annuity contracts and variable life insurance policies
issued by the Separate Accounts. The Section 17 Applicants sought an order pursuant to
Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act to the extent
necessary to permit them to engage in certain in-kind transactions in connection with the
substitution.

A notice of the filing of the application was issued on August 22, 2013 (Investment
Company Act Release No. IC-30671). The notice gave interested persons an opportunity
to request a hearing and stated that an order granting the application would be issued
unless a hearing should be ordered. No request for a hearing has been received, and the
Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the 1940 Act, that the proposed substitution for The Northwestern Mutual Life Insurance Company, et al. (812–14128), is approved.

IT IS FURTHER ORDERED, pursuant to section 17(b) of the 1940 Act, that the requested exemption from section 17(a) of the 1940 Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary